Mail Stop 0510

      February 15, 2005


via U.S. mail and facsimile

Mr. Seth L. Van Voorhees
Vice President, Treasurer, Chief Financial
Officer and Secretary, American Pacific Corporation
3770 Howard Hughes Parkway, Suite 300
Las Vegas, Nevada 89109


	RE: Form 10-K for the fiscal year ended September 30, 2004
and
                   Form 10-Q for the period ended December 31,
2004
                   File No. 1-8137

Dear Mr. Van Voorhees:

	We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 6. Selected Financial Data, page 20

2. Please revise your disclosure to include dividends declared per common share as required by Instruction 2 to Item 301 of Regulation
S-K.

Results of Operations, page 24

3. Please revise your discussion to explain the causes of the significant increase in the receivables collection period in 2004 compared to 2003, including an explanation of whether this may be indicative of receivables collection problems.

Summarized Quarterly Financial Data, page 31

4. Please revise your disclosure to include income (loss) before extraordinary items and cumulative effect of a change in accounting and per share data based upon such income (loss) as required by Item
302(a)(1) of Regulation S-K.

Financial Statements

5. It is unclear whether you have provided the information required by Rule 5-04 of Regulation S-X to be included in Schedule II.
Please
advise or revise.

Statements of Operations, page 41

6. Please revise the net interest and other expense (income) line item to present interest income, interest expense and other expense
(income) as separate line items. Net presentation is not appropriate. Please also disclose in a footnote in table format the components and related amounts included in the revised other expense
(income) line item for each period your statement of operations is presented, including interim periods. See Rules 5-03.7 to .9 of Regulation S-X. In addition, please separately disclose the amounts of interest income and preferred stock dividends received from your
ES joint venture for the six-months ended March 31, 2004 and each of the years ended September 30, 2003 and 2002. Please also disclose the statement of operations line item that each of these amounts was included in prior to ES being consolidated by you on March 31, 2004.

7. Please provide us with your significance computations under Rule
3-09 of Regulation S-X for the ES joint venture for each period presented. Please also tell us for the six months ended March 31, 2004 and each of the years ended September 30, 2003 and 2002 the following:
a. ES joint venture`s pre-tax income,
b. its total preferred stock dividends and
c. the portion that were yours.

8. Please also tell us how you treated these preferred stock dividends made by ES in your numerator and denominator for each period presented.

Note 1 - Summary of Significant Accounting Policies, page 44

9. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the operating expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
a. in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
b. in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as operating expenses.

10. Please disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts paid by customers to you for shipping and handling and the line item(s) in which you include your actual costs for shipping and handling. If you do not include all of your actual costs for shipping and handling in cost of sales, also disclose the amounts of your actual costs for shipping and handling excluded from cost of sales for each period presented as required by paragraph 6 of EITF 00-10.

Sales and Revenue Recognition, page 44

11. Please provide us with additional information to help us understand the appropriateness of your recognition of revenue related to "bill and hold" transactions. In your response, please specifically address each of the seven conditions and five considerations discussed in SAB Topic 13:A(3)(a) - Bill and hold arrangements. Please also disclose the revenues recorded related to bill and hold sales for each period presented.

Recently Issued Accounting Standards, page 47

12. Please provide us with additional information regarding the anticipated effect of adopting SFAS 151.

Note 3 - Property, Plant and Equipment, page 48

13. Please breakout the buildings, machinery and equipment line item into smaller components. At a minimum, please present buildings separately from machinery and equipment.

Note 6 - Acquisition, page 49

14. Please revise your discussion to describe here or under the intangible assets heading on page 45 the "certain intangible assets" acquired from Kerr-McGee, including the amounts assigned to any major intangible asset class. Refer to paragraph 44(a)(1) of SFAS 142.

15. Please provide us with additional information to help us understand your conclusion regarding the significance of the ARC acquisition under Rule 3-05 of Regulation S-X.

Note 7 - Income Taxes, page 50

16. Please revise your discussion in this note and in MD&A to provide additional information regarding the factors leading to your $2.1 million change in estimate of deferred income taxes during fiscal
2004.

Note 8 - Employee Benefit Plans, page 50

17. Please disclose the information described in the asterisked portions of paragraph 5 of SFAS 132(R) regarding your pensions and other post-retirement benefits.

18. Please tell us why you have disclosed an expected return on plan assets of 8% for the supplemental executive retirement plan when this plan appears to have no assets.

Note 9 - Commitments and Contingencies, page 52

19. Please revise your disclosure to clarify whether you expect the lawsuits in which you are involved to have a material effect on your cash flows.

20. It is unclear why the cost of the in situ remediation method to a reference dose of 1 ppb is not a reasonably possible additional loss.
In addition, it is also unclear why the cost of the in situ method to a reference dose of 24 ppb is not the low end of the range of probable additional loss. Please supplementally tell us the cost of the in situ method to each of these references doses. Further, please provide us with additional information to help us understand why you believe neither the low end of the range of probable losses nor reasonably possible additional losses are estimable.

Note 11 - Segment Information, page 55

21. Please provide us with additional information regarding your operating segments and their aggregation into specialty chemicals and other businesses. In your response, please describe how the aggregated operating segments, including the ES joint venture, satisfy each of the criteria discussed in paragraph 17 of SFAS 131.
Please also address your fiscal 2005 segments.

22. Revise your disclosure to provide the product line disclosure required by paragraph 37 of SFAS 131.



*    *    *    *



      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 942-
2926
or to the undersigned, at (202) 942-1774.


    						Sincerely,



							Rufus Decker
							Branch Chief
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Mr. Seth L. Van Voorhees
February 15, 2005
Page 1 of 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE